Dr. Orlando January 2, 2001 Consulting Agreement


                This Agreement is made effective as of January 2,
                             2001, by and between:

                     View Systems, Inc., of Denver, CO, and

                      Dr. Alexander Orlando, Baltimore, MD

In this Agreement, the party who is contracting to receive services shall be referred to as "View", and the party who will be providing the services shall be referred to as "Dr. Orlando".


Dr. Orlando has a background in investor relations and corporate development, public relations and advertising with expertise in the dissemination of information about publicly traded companies.

View desires to have services provided by Dr. Orlando.

Therefore, the parties agree as follows:


     1. DESCRIPTION OF SERVICES. Dr. Orlando has been performing and shall perform the following services for View: corporate development and business consulting.

     2. PERFORMANCE OF SERVICES. The manner in which the Services are to be performed and the specific hours to be worked by Dr. Orlando shall be determined by Dr. Orlando. View will rely on Dr. Orlando to work as many hours as may be reasonably necessary to fulfill Dr. Orlando's obligations under this Agreement. Dr. Orlando will report to Gunther Than during this engagement.

     3. PAYMENT. View Systems will pay common stock for services rendered at the discretion of its Chief Executive Officer. The remuneration will be dependent on accomplishment and will be considered a commission. From time to time the company may elect to register such shares in an SB2 or S8 filing. Pre-approved expenses will be paid at the discretion of the Operations Director if supported with receipts.

     4. NEW PROJECT APPROVAL. Dr. Orlando and View recognize that Dr. Orlando's Services will include working on various projects for View. Dr. Orlando shall obtain the approval of View prior to the commencement of a new project.


     5. TERM/TERMINATION. This Agreement may be terminated by either party upon 30 days notice to the other party.

     6. RELATIONSHIP OF PARTIES. It is understood by the parties that Dr. Orlando is an independent contractor with respect to View, and not an employee of View. View will not
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provide fringe benefits,  including health insurance benefits, paid vacation, or any other employee benefit, for the benefit of Dr. Orlando.

     7. DISCLOSURE. Dr. Orlando is required to disclose any outside activities or interests, including ownership or participation in the development of prior inventions, that conflict or may conflict with the best interests of View. Prompt disclosure is required under this paragraph if the activity or interest is related, directly or indirectly, to:

      - a product or product line of View
      - a manufacturing process of View
      - a customer or potential customer of View
      - a product or system design of View
      - a distributor, reseller or OEM of View

     8. INDEMNIFICATION. Dr. Orlando agrees to indemnify and hold View harmless from all claims, losses, expenses, fees including attorney fees, costs, and judgments that may be asserted against View that result from the acts or omissions of Dr. Orlando, Dr. Orlando's employees, if any, and Dr. Orlando's agents.

     9. ASSIGNMENT. Dr. Orlando's obligations under this Agreement may not be assigned or transferred to any other person, firm, or corporation without the prior written consent of View.

     10. NONSOLICITATION. During the term of this Agreement, and for 12 months thereafter, Dr. Orlando shall not solicit or hire View's employees to work for it, nor shall he solicit View's customers to sell products substantially similar to View's products. During the term of this Agreement, and for 12 months thereafter, Dr. Orlando shall not compete, directly or indirectly with View, in producing, selling and distributing products that are substantially similar to View's products.

     11. CONFIDENTIALITY. View recognizes that Dr. Orlando has and will have the following information:

      - inventions
      - products
      - prices
      - costs
      - discounts
      - future plans
      - business affairs
      - trade secrets
      - technical information
      - customer lists
      - product design information
      - copyrights
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and  other  proprietary  information  (collectively,  "Information")  which  are valuable, special and unique assets of View and need to be protected from improper disclosure. In consideration for the disclosure of the Information, Dr. Orlando agrees that he will not at any time or in any manner, either directly or indirectly, use any Information for Dr. Orlando's own benefit, or divulge, disclose, or communicate in any manner any Information to any third party without the prior written consent of View. Dr. Orlando will protect the Information and treat it as strictly confidential. A violation of this paragraph shall be a material violation of this Agreement.

     12. UNAUTHORIZED DISCLOSURE OF INFORMATION. If it appears that Dr. Orlando has disclosed (or has threatened to disclose) Information in violation of this Agreement, View shall be entitled to an injunction to restrain Dr. Orlando from disclosing, in whole or in part, such Information, or from providing any services to any party to whom such Information has been disclosed or may be disclosed.

     13. CONFIDENTIALITY AFTER TERMINATION. The confidentiality provisions of this Agreement shall remain in full force and effect after the termination of this Agreement.

     14. RETURN OF RECORDS. Upon termination of this Agreement, Dr. Orlando shall deliver all records, notes, data, memoranda, models, and equipment of any nature that are in Dr. Orlando's possession or under Dr. Orlando's control and that are View's property or relate to View's business.

     15. NOTICES. All notices required or permitted under this Agreement shall be in writing and shall be deemed delivered when delivered in person or deposited in the United States mail, postage prepaid, addressed as follows:

IF for View:
View Systems, Inc.
Gunther Than, President
9693 Gerwig Lane, Suite O
Columbia, Maryland 21046

IF for Dr. Orlando:

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Such  address  may be  changed  from time to time by either  party by  providing written notice to the other in the manner set forth above.



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     16. ENTIRE AGREEMENT.  This Agreement  contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties.

     17. AMENDMENT. This Agreement may be modified or amended if the amendment is made in writing and is signed by both parties.

     18. SEVERABILITY. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

     19. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

     20. APPLICABLE LAW. This Agreement shall be governed by the laws of the State of Maryland.


Party receiving services:
View Systems, Inc.



By:      /S/ Gunther Than
         ____________________________________________________
         Gunther Than
         President



Party providing services:



/S/ Dr. Orlando
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          Dr. Orlando